FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	(English Translation) Amendment to Interim Report Pursuant to the Financial Instruments and Exchange Act for The Six Months Ended September 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 15, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

1. Grounds for Amendment to the Interim Report

This submission is due to the new accounting standard which the company decided to apply after submission of “Interim Report Pursuant to the Financial Instruments and Exchange Act for The Six Months Ended September 30, 2007” and which requires retrospective application to the previous interim periods.

The American Institute of Certified Public Accountants (AICPA) issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) in June 2007. SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. All investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings.

Despite that SOP 07-1 was aimed to be effective for fiscal years beginning on or after December 15, 2007, the Financial Accounting Standards Board (FASB) issued Staff Position No. SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”), which indefinitely deferred SOP 07-1. However, FSP SOP 07-1-1 permits continuous application of SOP 07-1 for entities that early adopted SOP 07-1.

Nomura decided early adoption of SOP 07-1 on December 14, 2007 and designated certain entities, including Nomura Principal Finance Co., Ltd. and Terra Firma Capital Partners I as investment companies. As our adoption of SOP 07-1 was made in other than the first interim period of the year of change, the change is reported by retrospective application to the previous interim periods of the year pursuant to SOP 07-1. And the adjusted amount due to the initial adoption was recorded in the retained earnings as of the beginning of the year.

In addition, the financial statements after retrospective application has been audited by Ernst & Young ShinNihon in accordance with semiannual auditing standards applied in Japan and the Semiannual Audit Report of Independent Auditors is attached to this report.

2. Amendment item

PART I Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data*

2. Business Overview*

4. Employees

Item 2. Operating and Financial Review

1. Operating Results*

Item 5. Financial Information

1. Consolidated Financial Statements and Other*

* Translations are attached to this form.

3. Amendment detail

Amendment details are shown as underlined parts.

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

(1) Selected consolidated financial data

<Before retrospective application>

		Six months ended September 30, 2005	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2006	Year ended March 31, 2007
Revenue	(Mil yen)	734,471	870,944	1,147,160	1,792,840	2,049,101
Net revenue	(Mil yen)	460,150	456,912	600,937	1,145,650	1,091,101
Income before income taxes	(Mil yen)	141,368	106,491	96,374	445,600	321,758
Net income	(Mil yen)	69,202	63,665	66,226	304,328	175,828
Shareholders’ equity	(Mil yen)	1,869,148	2,125,028	2,233,928	2,063,327	2,185,919
Total assets	(Mil yen)	36,069,965	32,682,845	29,333,718	35,026,035	35,873,374
Shareholders’ equity per share	(Yen)	981.51	1,114.88	1,170.31	1,083.19	1,146.23
Net income per share – basic	(Yen)	36.01	33.41	34.70	159.02	92.25
Net income per share – diluted	(Yen)	35.95	33.33	34.59	158.78	92.00
Shareholders’ equity as a percentage of total assets	(%)	5.2	6.5	7.6	5.9	6.1
Cash flows from operating activities	(Mil yen)	(377,425)	(1,389,799)	(666,068)	(565,214)	(1,627,156)
Cash flows from investing activities	(Mil yen)	(1,111)	(144,285)	(145,438)	(4,678)	(533,813)
Cash flows from financing activities	(Mil yen)	558,055	868,178	1,072,523	829,219	1,568,703
Cash and cash equivalents at end of the period	(Mil yen)	768,303	330,804	660,404	991,961	410,028
Number of staffs		15,086	16,029	17,916	14,932	16,854
[Average number of temporary staffs, excluded from above]		[3,396 ]	[3,588 ]	[4,447 ]	[3,498 ]	[3,766 ]

(Notes) (Omitted)

9	In addition to the numbers presented above, the number of staffs in investee companies of private equity investments that were consolidated as subsidiaries on the consolidated financial statements as of September 30, 2007 was 6,227 and the average number of temporary staffs in those investee companies was 1,728.

<After retrospective application>

		Six months ended September 30, 2005	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2006	Year ended March 31, 2007
Revenue	(Mil yen)	734,471	870,944	1,067,371	1,792,840	2,049,101
Net revenue	(Mil yen)	460,150	456,912	521,502	1,145,650	1,091,101
Income before income taxes	(Mil yen)	141,368	106,491	89,352	445,600	321,758
Net income	(Mil yen)	69,202	63,665	64,231	304,328	175,828
Shareholders’ equity	(Mil yen)	1,869,148	2,125,028	2,232,556	2,063,327	2,185,919
Total assets	(Mil yen)	36,069,965	32,682,845	29,171,303	35,026,035	35,873,374
Shareholders’ equity per share	(Yen)	981.51	1,114.88	1,169.59	1,083.19	1,146.23
Net income per share – basic	(Yen)	36.01	33.41	33.66	159.02	92.25
Net income per share – diluted	(Yen)	35.95	33.33	33.55	158.78	92.00
Shareholders’ equity as a percentage of total assets	(%)	5.2	6.5	7.7	5.9	6.1
Cash flows from operating activities	(Mil yen)	(377,425)	(1,389,799)	(600,257)	(565,214)	(1,627,156)
Cash flows from investing activities	(Mil yen)	(1,111)	(144,285)	(167,574)	(4,678)	(533,813)
Cash flows from financing activities	(Mil yen)	558,055	868,178	1,029,181	829,219	1,568,703
Cash and cash equivalents at end of the period	(Mil yen)	768,303	330,804	622,310	991,961	410,028
Number of staffs		15,086	16,029	17,916	14,932	16,854
[Average number of temporary staffs, excluded from above]		[3,396 ]	[3,588 ]	[4,447 ]	[3,498 ]	[3,766 ]

(Notes) (Omitted)

9	(Deleted)

10	With the application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”, all investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings for the six month ended September 30, 2007.

2. Business Overview

<Before retrospective application>

There was no significant change for the business of Nomura Holdings, Inc. and its 338 consolidated subsidiaries and variable interest entities for the six months ended September 30, 2007. There are 45 affiliated companies which were accounted for by the equity method at September 30, 2007.

<After retrospective application>

There was no significant change for the business of Nomura Holdings, Inc. and its 285 consolidated subsidiaries and variable interest entities for the six months ended September 30, 2007. There are 20 affiliated companies which were accounted for by the equity method at September 30, 2007.

Item 2. Operating and Financial Review

1. Operating Results

(1)	Summary

<Before retrospective application>

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥600.9 billion for the six months ended September 30, 2007, an increase of 32% from the same period in the prior year. Non-interest expenses were ¥504.6 billion for the six months ended September 30, 2007, an increase of 44% from the same period in the prior year. As a result, income before income taxes was ¥96.4 billion for the six months ended September 30, 2007, a decrease of 10% from the same period in the prior year and net income for the six months ended September 30, 2007 was ¥66.2 billion, an increase of 4% from the same period in the prior year.

Cash and cash equivalents at September 30, 2007 increased by ¥250.4 billion compared with March 31, 2007 (an decrease of ¥661.2 billion for the same period in the prior year). Net cash used in operating activities was ¥666.1 billion (net cash used in operating activities for the same period in the prior year was ¥1,389.8 billion), mainly due to an increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase, and an increase in Securities borrowed, net of securities loaned. Net cash used in investing activities was ¥145.4 billion (net cash used in investing activities for the same period in the prior year was ¥144.3 billion) mainly due to Payments for purchase of office buildings, land, equipment and facilities, Increase in loans receivables at banks and Increase in non-trading debt securities. Net cash provided by financing activities was ¥1,072.5 billion (net cash provided by financing activities for the same period in the prior year was ¥868.2 billion) mainly due to an increase in borrowings.

The breakdown of Net revenue and Non-interest expenses on the consolidated income statements are as follows.

	Six months ended September 30, 2006 (Mil Yen)		Six months ended September 30, 2007 (Mil Yen)
Commissions	145,642		219,849
Brokerage commissions		77,153		128,824
Commissions for distribution of investment trust		48,972		73,395
Other		19,517		17,630
Fees from investment banking	41,252		46,066
Underwriting and distribution		29,511		20,903
M&A / financial advisory fees		11,538		23,878
Other		203		1,285
Asset management and portfolio service fees	65,208		98,221
Asset management fees		57,937		89,054
Other		7,271		9,167
Net gain on trading	103,312		107,215
Merchant banking		(2,198)		1,044
Equity trading		44,408		79,885
Fixed income and other trading		61,102		26,286
(Loss) gain on private equity investments	37,295		63,652
Net interest	26,139		(5,492)
Gain (loss) on investments in equity securities	(20,553)		(24,756)
Private equity entities product sales	42,705		70,827
Other	15,912		25,355

Net revenue	456,912		600,937

	Six months ended September 30, 2006 (Mil Yen)	Six months ended September 30, 2007 (Mil Yen)
Compensation and benefits	161,828	203,223
Commissions and floor brokerage	20,590	46,351
Information processing and communications	50,601	64,204
Occupancy and related depreciation	28,185	33,879
Business development expenses	17,658	20,061
Private equity entities cost of goods sold	23,208	44,118
Other	48,351	92,727

Non-interest expenses	350,421	504,563

<After retrospective application>

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥521.5 billion for the six months ended September 30, 2007, an increase of 14% from the same period in the prior year. Non-interest expenses were ¥432.2 billion for the six months ended September 30, 2007, an increase of 23% from the same period in the prior year. As a result, income before income taxes was ¥89.4 billion for the six months ended September 30, 2007, a decrease of 16% from the same period in the prior year and net income for the six months ended September 30, 2007 was ¥64.2 billion, an increase of 1% from the same period in the prior year.

Cash and cash equivalents at September 30, 2007 increased by ¥212.3 billion compared with March 31, 2007 (an decrease of ¥661.2 billion for the same period in the prior year). Net cash used in operating activities was ¥600.3 billion (net cash used in operating activities for the same period in the prior year was ¥1,389.8 billion), mainly due to an increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase, and an increase in Securities borrowed, net of securities loaned. Net cash used in investing activities was ¥167.6 billion (net cash used in investing activities for the same period in the prior year was ¥144.3 billion) mainly due to Payments for purchase of office buildings, land, equipment and facilities, Increase in loans receivables at banks and Increase in non-trading debt securities. Net cash provided by financing activities was ¥1,029.2 billion (net cash provided by financing activities for the same period in the prior year was ¥868.2 billion) mainly due to an increase in borrowings.

The breakdown of Net revenue and Non-interest expenses on the consolidated income statements are as follows.

	Six months ended September 30, 2006 (Mil Yen)		Six months ended September 30, 2007 (Mil Yen)
Commissions	145,642		219,836
Brokerage commissions		77,153		128,824
Commissions for distribution of investment trust		48,972		73,395
Other		19,517		17,617
Fees from investment banking	41,252		46,066
Underwriting and distribution		29,511		20,903
M&A / financial advisory fees		11,538		23,878
Other		203		1,285
Asset management and portfolio service fees	65,208		98,221
Asset management fees		57,937		89,054
Other		7,271		9,167
Net gain on trading	103,312		108,436
Merchant banking		(2,198)		2,265
Equity trading		44,408		79,885
Fixed income and other trading		61,102		26,286
(Loss) gain on private equity investments	37,295		52,933
Net interest	26,139		(5,174)
Gain (loss) on investments in equity securities	(20,553)		(24,756)
Private equity entities product sales	42,705		—
Other	15,912		25,940

Net revenue	456,912		521,502

	Six months ended September 30, 2006 (Mil Yen)	Six months ended September 30, 2007 (Mil Yen)
Compensation and benefits	161,828	195,023
Commissions and floor brokerage	20,590	45,263
Information processing and communications	50,601	63,907
Occupancy and related depreciation	28,185	31,048
Business development expenses	17,658	18,677
Private equity entities cost of goods sold	23,208	—
Other	48,351	78,232

Non-interest expenses	350,421	432,150

Business Segment Information

<Before retrospective application>

(Omitted)

Net revenue

	Six months ended September 30, 2006 (Mil Yen)	Six months ended September 30, 2007 (Mil Yen)
Domestic Retail	200,127	225,100
Global Markets	117,374	125,672
Global Investment Banking	48,496	47,552
Global Merchant Banking	56,664	51,865
Asset Management	41,490	50,093
Other (Inc. elimination)	1,348	52,416

Total	465,499	552,698

(Omitted)

Income (loss) before income taxes

	Six months ended September 30, 2006 (Mil Yen)	Six months ended September 30, 2007 (Mil Yen)
Domestic Retail	70,710	82,761
Global Markets	10,726	(41,647)
Global Investment Banking	21,843	16,816
Global Merchant Banking	51,280	45,528
Asset Management	16,290	19,880
Other (Inc. elimination)	(18,708)	(2,790)

Total	152,141	120,548

(Omitted)

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Loss before income taxes for Other was ¥18,708 million for the six months ended September 30, 2006 and ¥2,790 million for the six months ended September 30, 2007.

(Omitted)

<After retrospective application>

(Omitted)

Net revenue

	Six months ended September 30, 2006 (Mil Yen)	Six months ended September 30, 2007 (Mil Yen)
Domestic Retail	200,127	225,100
Global Markets	117,374	125,672
Global Investment Banking	48,496	47,552
Global Merchant Banking	56,664	51,865
Asset Management	41,490	50,093
Other (Inc. elimination)	1,348	47,302

Total	465,499	547,584

(Omitted)

Income (loss) before income taxes

	Six months ended September 30, 2006 (Mil Yen)	Six months ended September 30, 2007 (Mil Yen)
Domestic Retail	70,710	82,761
Global Markets	10,726	(41,647)
Global Investment Banking	21,843	16,816
Global Merchant Banking	51,280	45,528
Asset Management	16,290	19,880
Other (Inc. elimination)	(18,708)	(7,904)

Total	152,141	115,434

(Omitted)

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Loss before income taxes for Other was ¥18,708 million for the six months ended September 30, 2006 and ¥7,904 million for the six months ended September 30, 2007.

(Omitted)

(2) Trading Activities

Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes at September 30, 2006 and 2007 are as follows.

<Before retrospective application>

	September 30, 2006 (Mil Yen)	September 30, 2007 (Mil Yen)
Trading assets and Private equity investments	12,817,424	11,578,419
Trading assets	12,482,177	11,338,576
Equity securities and convertible bonds	3,170,997	2,632,139
Government and government agency bonds	4,979,243	4,264,199
Bank and corporate debt securities	1,806,848	1,794,573
Commercial paper and certificates of deposit	205,698	265,737
Mortgage and mortgage-backed securities	1,335,354	1,024,767
Beneficiary certificates and other	223,018	195,656
Derivative contracts	761,019	1,161,505
Foreign exchange forwards	81,078	76,506
Forward rate agreements and other over the counter forwards	14,261	40,676
Swap agreements	350,850	628,489
Options securities – purchased	129,029	190,433
Options other than securities options – purchased	185,801	225,401
Private equity investments	335,247	239,843

Trading liabilities	4,179,129	5,559,848
Equity securities and convertible bonds	431,677	726,763
Government and government agency bonds	2,642,812	3,488,253
Bank and corporate debt securities	198,619	132,237
Beneficial certificates and other	63	5
Derivative contracts	905,958	1,212,590
Foreign exchange forwards	49,953	47,489
FRA and other OTC forwards	13,513	33,238
Swap agreements	470,911	615,031
Options securities – written	232,671	301,456
Options other than securities options – written	138,910	215,376

<After retrospective application>

	September 30, 2006 (Mil Yen)	September 30, 2007 (Mil Yen)
Trading assets and Private equity investments	12,817,424	11,701,838
Trading assets	12,482,177	11,329,299
Equity securities and convertible bonds	3,170,997	2,622,862
Government and government agency bonds	4,979,243	4,264,199
Bank and corporate debt securities	1,806,848	1,794,573
Commercial paper and certificates of deposit	205,698	265,737
Mortgage and mortgage-backed securities	1,335,354	1,024,767
Beneficiary certificates and other	223,018	195,656
Derivative contracts	761,019	1,161,505
Foreign exchange forwards	81,078	76,506
Forward rate agreements and other over the counter forwards	14,261	40,676
Swap agreements	350,850	628,489
Options securities – purchased	129,029	190,433
Options other than securities options – purchased	185,801	225,401
Private equity investments	335,247	372,539

Trading liabilities	4,179,129	5,559,848
Equity securities and convertible bonds	431,677	726,763
Government and government agency bonds	2,642,812	3,488,253
Bank and corporate debt securities	198,619	132,237
Beneficial certificates and other	63	5
Derivative contracts	905,958	1,212,590
Foreign exchange forwards	49,953	47,489
FRA and other OTC forwards	13,513	33,238
Swap agreements	470,911	615,031
Options securities – written	232,671	301,456
Options other than securities options – written	138,910	215,376

Item	5. Financial Information

1.	Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

1) Consolidated Balance Sheets

<Before retrospective application>

		September 30, 2006		September 30, 2007		March 31, 2007
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
ASSETS
Cash and cash deposits:
Cash and cash equivalents		330,804		660,404		410,028
Time deposits		587,254		955,859		546,682
Deposits with stock exchanges and other segregated cash		55,542		147,505		97,302

		973,600	3.0	1,763,768	6.0	1,054,012	3.0

Loans and receivables:
Loans receivable		1,049,570		964,214		935,711
Receivables from customers		37,627		34,354		47,518
Receivables from other than customers		1,245,984		1,262,415		637,209
Allowance for doubtful accounts		(3,464)		(1,526)		(2,027)

		2,329,717	7.1	2,259,457	7.7	1,618,411	4.5

Collateralized agreements:
Securities purchased under agreements to resell		7,885,086		3,517,842		8,061,805
Securities borrowed		7,124,886		7,886,590		9,776,422

		15,009,972	45.9	11,404,432	38.9	17,838,227	49.7

Trading assets and private equity investments (including securities pledged as collateral of ¥5,428,545 million at September 30, 2006, ¥3,372,945 million at September 30, 2007 and ¥5,719,748 million at March 31, 2007, respectively):

Trading assets	*3	12,482,177		11,338,576		12,830,826
Private equity investments		335,247		239,843		347,394

		12,817,424	39.2	11,578,419	39.5	13,178,220	36.7

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥227,886 million at September 30, 2006, ¥255,979 million at September 30, 2007 and ¥249,592 million at March 31, 2007, respectively)		353,160		449,209		422,290
Non-trading debt securities		229,379		288,765		255,934
Investments in equity securities		207,650		162,280		195,238
Investments in and advances to affiliated companies (including securities pledged as collateral of ¥7,502 million at September 30, 2006, ¥3,508 million at September 30, 2007 and ¥7,451 million at March 31, 2007, respectively)		295,955		438,610		441,536
Other	*5	465,988		988,778		869,506

		1,552,132	4.8	2,327,642	7.9	2,184,504	6.1

Total assets		32,682,845	100.0	29,333,718	100.0	35,873,374	100.0

	Notes	September 30, 2006		September 30, 2007		March 31, 2007
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings		829,315	2.5	1,346,591	4.6	1,093,529	3.0
Payables and deposits:
Payables to customers		423,758		333,445		304,462
Payables to other than customers		363,132		448,544		623,143
Deposits received at banks		402,526		495,770		418,250

		1,189,416	3.6	1,277,759	4.3	1,345,855	3.8

Collateralized financing:
Securities sold under agreements to repurchase		11,861,474		5,619,336		11,874,697
Securities loaned		6,287,138		4,236,458		7,334,086
Other secured borrowings		1,283,263		2,342,188		1,390,473

		19,431,875	59.5	12,197,982	41.6	20,599,256	57.4

Trading liabilities:	*3	4,179,129	12.8	5,559,848	19.0	4,800,403	13.4
Other liabilities:	*5	493,624	1.5	900,760	3.1	845,522	2.4
Long-term borrowings	*6	4,434,458	13.6	5,816,850	19.8	5,002,890	13.9

Total liabilities		30,557,817	93.5	27,099,790	92.4	33,687,455	93.9

Commitments and contingencies	*13
Shareholders’ equity:	*11
Common stock
No par value share; Authorized – 6,000,000,000 shares Issued – 1,965,919,860 shares at September 30, 2006, September 30, 2007 and March 31, 2007 Outstanding – 1,906,067,957 shares at September 30, 2006, 1,908,831,093 shares at September 30, 2007 and 1,907,049,871 shares at March 31, 2007		182,800	0.6	182,800	0.6	182,800	0.5

Additional paid-in capital		162,127	0.5	170,267	0.6	165,496	0.5

Retained earnings		1,852,207	5.7	1,944,562	6.6	1,910,978	5.3

Accumulated other comprehensive income		9,119	0.0	13,911	0.1	6,613	0.0

		2,206,253	6.8	2,311,540	7.9	2,265,887	6.3

Common stock held in treasury, at cost – 59,851,903 shares at September 30, 2006, 57,088,767 shares at September 30, 2007 and 58,869,989 shares at March 31, 2007		(81,225)	(0.3)	(77,612)	(0.3)	(79,968)	(0.2)

Total shareholders’ equity		2,125,028	6.5	2,233,928	7.6	2,185,919	6.1

Total liabilities and shareholders’ equity		32,682,845	100.0	29,333,718	100.0	35,873,374	100.0

The accompanying notes are an integral part of these consolidated financial statements.

<After retrospective application>

	Notes	September 30, 2006		September 30, 2007		March 31, 2007
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
ASSETS
Cash and cash deposits:
Cash and cash equivalents		330,804		622,310		410,028
Time deposits		587,254		945,879		546,682
Deposits with stock exchanges and other segregated cash		55,542		147,505		97,302

		973,600	3.0	1,715,694	5.9	1,054,012	3.0

Loans and receivables:
Loans receivable		1,049,570		964,092		935,711
Receivables from customers		37,627		34,354		47,518
Receivables from other than customers		1,245,984		1,232,553		637,209
Allowance for doubtful accounts		(3,464)		(1,217)		(2,027)

		2,329,717	7.1	2,229,782	7.6	1,618,411	4.5

Collateralized agreements:
Securities purchased under agreements to resell		7,885,086		3,517,842		8,061,805
Securities borrowed		7,124,886		7,886,590		9,776,422

		15,009,972	45.9	11,404,432	39.1	17,838,227	49.7

Trading assets and private equity investments (including securities pledged as collateral of ¥5,428,545 million at September 30, 2006, ¥3,372,945 million at September 30, 2007 and ¥5,719,748 million at March 31, 2007, respectively):

Trading assets	*3	12,482,177		11,329,299		12,830,826
Private equity investments		335,247		372,539		347,394

		12,817,424	39.2	11,701,838	40.1	13,178,220	36.7

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥227,886 million at September 30, 2006, ¥245,977 million at September 30, 2007 and ¥249,592 million at March 31, 2007, respectively)		353,160		382,457		422,290
Non-trading debt securities		229,379		283,640		255,934
Investments in equity securities		207,650		162,280		195,238
Investments in and advances to affiliated companies (including securities pledged as collateral of ¥7,502 million at September 30, 2006, ¥3,508 million at September 30, 2007 and ¥7,451 million at March 31, 2007, respectively)		295,955		393,390		441,536
Other	*5	465,988		897,790		869,506

		1,552,132	4.8	2,119,557	7.3	2,184,504	6.1

Total assets		32,682,845	100.0	29,171,303	100.0	35,873,374	100.0

	Notes	September 30, 2006		September 30, 2007		March 31, 2007
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings		829,315	2.5	1,337,925	4.6	1,093,529	3.0
Payables and deposits:
Payables to customers		423,758		333,375		304,462
Payables to other than customers		363,132		430,468		623,143
Deposits received at banks		402,526		496,792		418,250

		1,189,416	3.6	1,260,635	4.3	1,345,855	3.8

Collateralized financing:
Securities sold under agreements to repurchase		11,861,474		5,619,336		11,874,697
Securities loaned		6,287,138		4,236,458		7,334,086
Other secured borrowings		1,283,263		2,342,188		1,390,473

		19,431,875	59.5	12,197,982	41.8	20,599,256	57.4

Trading liabilities:	*3	4,179,129	12.8	5,559,848	19.0	4,800,403	13.4
Other liabilities:	*5	493,624	1.5	831,951	2.9	845,522	2.4
Long-term borrowings	*6	4,434,458	13.6	5,750,406	19.7	5,002,890	13.9

Total liabilities		30,557,817	93.5	26,938,747	92.3	33,687,455	93.9

Commitments and contingencies	*13
Shareholders’ equity:	*11
Common stock
No par value share; Authorized – 6,000,000,000 shares Issued – 1,965,919,860 shares at September 30, 2006, September 30, 2007 and March 31, 2007 Outstanding – 1,906,067,957 shares at September 30, 2006, 1,908,831,093 shares at September 30, 2007 and 1,907,049,871 shares at March 31, 2007		182,800	0.6	182,800	0.6	182,800	0.5

Additional paid-in capital		162,127	0.5	170,267	0.6	165,496	0.5

Retained earnings		1,852,207	5.7	1,944,616	6.7	1,910,978	5.3

Accumulated other comprehensive income		9,119	0.0	12,485	0.0	6,613	0.0

		2,206,253	6.8	2,310,168	7.9	2,265,887	6.3

Common stock held in treasury, at cost – 59,851,903 shares at September 30, 2006, 57,088,767 shares at September 30, 2007 and 58,869,989 shares at March 31, 2007		(81,225)	(0.3)	(77,612)	(0.2)	(79,968)	(0.2)

Total shareholders’ equity		2,125,028	6.5	2,232,556	7.7	2,185,919	6.1

Total liabilities and shareholders’ equity		32,682,845	100.0	29,171,303	100.0	35,873,374	100.0

The accompanying notes are an integral part of these consolidated financial statements.

2) Consolidated Statements of Income

<Before retrospective application>

	Notes	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Revenue:
Commissions		145,642		219,849		337,458
Fees from investment banking		41,252		46,066		99,276
Asset management and portfolio service fees		65,208		98,221		145,977
Net gain on trading		103,312		107,215		290,008
Gain on private equity investments		37,295		63,652		47,590
Interest and dividends		440,171		540,731		981,344
(Loss) gain on investments in equity securities		(20,553)		(24,756)		(20,103)
Private equity entities product sales		42,705		70,827		100,126
Other		15,912		25,355		67,425

Total revenue		870,944	100.0	1,147,160	100.0	2,049,101	100.0
Interest expense		414,032	47.5	546,223	47.6	958,000	46.8

Net revenue		456,912	52.5	600,937	52.4	1,091,101	53.2

Non-interest expenses:
Compensation and benefits		161,828		203,223		345,936
Commissions and floor brokerage		20,590		46,351		50,812
Information processing and communications		50,601		64,204		109,987
Occupancy and related depreciation		28,185		33,879		61,279
Business development expenses		17,658		20,061		38,106
Private equity entities cost of goods sold		23,208		44,118		57,184
Other		48,351		92,727		106,039

		350,421	40.3	504,563	44.0	769,343	37.5

Income before income taxes		106,491	12.2	96,374	8.4	321,758	15.7
Income tax expense		42,826	4.9	30,148	2.6	145,930	7.1

Net income		63,665	7.3	66,226	5.8	175,828	8.6

	Notes	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
		Yen	Yen	Yen
Per share of common stock:	*8
Basic—
Net income		33.41	34.70	92.25
Diluted—
Net income		33.33	34.59	92.00

The accompanying notes are an integral part of these consolidated financial statements.

<After retrospective application>

	Notes	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Revenue:
Commissions		145,642		219,836		337,458
Fees from investment banking		41,252		46,066		99,276
Asset management and portfolio service fees		65,208		98,221		145,977
Net gain on trading		103,312		108,436		290,008
Gain on private equity investments		37,295		52,933		47,590
Interest and dividends		440,171		540,695		981,344
(Loss) gain on investments in equity securities		(20,553)		(24,756)		(20,103)
Private equity entities product sales		42,705		—		100,126
Other		15,912		25,940		67,425

Total revenue		870,944	100.0	1,067,371	100.0	2,049,101	100.0
Interest expense		414,032	47.5	545,869	51.1	958,000	46.8

Net revenue		456,912	52.5	521,502	48.9	1,091,101	53.2

Non-interest expenses:
Compensation and benefits		161,828		195,023		345,936
Commissions and floor brokerage		20,590		45,263		50,812
Information processing and communications		50,601		63,907		109,987
Occupancy and related depreciation		28,185		31,048		61,279
Business development expenses		17,658		18,677		38,106
Private equity entities cost of goods sold		23,208		—		57,184
Other		48,351		78,232		106,039

		350,421	40.3	432,150	40.5	769,343	37.5

Income before income taxes		106,491	12.2	89,352	8.4	321,758	15.7
Income tax expense		42,826	4.9	25,121	2.4	145,930	7.1

Net income		63,665	7.3	64,231	6.0	175,828	8.6

	Notes	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
		Yen	Yen	Yen
Per share of common stock:	*8
Basic—
Net income		33.41	33.66	92.25
Diluted—
Net income		33.33	33.55	92.00

The accompanying notes are an integral part of these consolidated financial statements.

3) Consolidated Statements of Changes in Shareholders’ Equity

<Before retrospective application>

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	Millions of yen	Millions of yen	Millions of yen
Common Stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of the period	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	159,527	165,496	159,527
Loss on sales of treasury stock	(633)	(1,458)	(556)
Issuance of common stock options	3,233	6,229	6,525

Balance at end of the period	162,127	170,267	165,496

Retained earnings
Balance at beginning of year	1,819,037	1,910,978	1,819,037
Net income	63,665	66,226	175,828
Cash dividends	(30,495)	(32,418)	(83,887)
Adjustment due to the initial adoption of FIN 48	—	1,266	—
Adjustment due to the initial adoption of EITF 06-2	—	(1,119)	—
Loss on sales of treasury stock	—	(371)	—

Balance at end of the period	1,852,207	1,944,562	1,910,978

Accumulated other comprehensive income:
Cumulative translation adjustments
Balance at beginning of year	(1,129)	36,889	(1,129)
Net change during the period	24,276	6,898	38,018

Balance at end of the period	23,147	43,787	36,889

Defined benefit pension plans
Balance at beginning of year	(14,096)	(30,276)	(14,096)
Pension liability adjustment(1)	68	400	(387)
Adjustment due to the initial adoption of SFAS 158(2)	—	—	(15,793)

Balance at end of the period	(14,028)	(29,876)	(30,276)

Balance at end of the period	9,119	13,911	6,613

Common stock held in treasury
Balance at beginning of year	(82,812)	(79,968)	(82,812)
Repurchases of common stock	(81)	(102)	(204)
Sales of common stock	23	42	25
Common stock issued to employees	1,677	2,415	2,910
Other net change in treasury stock	(32)	1	113

Balance at end of the period	(81,225)	(77,612)	(79,968)

Total shareholders’ equity	2,125,028	2,233,928	2,185,919

(1)	The amounts of Pension liability adjustment for the six months ended September 30, 2006 and for the year ended March 31, 2007 are minimum pension liability adjustment.
(2)	For the initial year of application, the adjustments are not reflected on the consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

<After retrospective application>

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	Millions of yen	Millions of yen	Millions of yen
Common Stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of the period	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	159,527	165,496	159,527
Loss on sales of treasury stock	(633)	(1,458)	(556)
Issuance of common stock options	3,233	6,229	6,525

Balance at end of the period	162,127	170,267	165,496

Retained earnings
Balance at beginning of year	1,819,037	1,910,978	1,819,037
Net income	63,665	64,231	175,828
Cash dividends	(30,495)	(32,418)	(83,887)
Adjustment due to the initial adoption of FIN 48	—	1,266	—
Adjustment due to the initial adoption of EITF 06-2	—	(1,119)	—
Adjustment due to the initial adoption of SOP 07-1	—	2,049	—
Loss on sales of treasury stock	—	(371)	—

Balance at end of the period	1,852,207	1,944,616	1,910,978

Accumulated other comprehensive income:
Cumulative translation adjustments
Balance at beginning of year	(1,129)	36,889	(1,129)
Net change during the period	24,276	5,472	38,018

Balance at end of the period	23,147	42,361	36,889

Defined benefit pension plans
Balance at beginning of year	(14,096)	(30,276)	(14,096)
Pension liability adjustment(1)	68	400	(387)
Adjustment due to the initial adoption of SFAS 158(2)	—	—	(15,793)

Balance at end of the period	(14,028)	(29,876)	(30,276)

Balance at end of the period	9,119	12,485	6,613

Common stock held in treasury
Balance at beginning of year	(82,812)	(79,968)	(82,812)
Repurchases of common stock	(81)	(102)	(204)
Sales of common stock	23	42	25
Common stock issued to employees	1,677	2,415	2,910
Other net change in treasury stock	(32)	1	113

Balance at end of the period	(81,225)	(77,612)	(79,968)

Total shareholders’ equity	2,125,028	2,232,556	2,185,919

(1)	The amounts of Pension liability adjustment for the six months ended September 30, 2006 and for the year ended March 31, 2007 are minimum pension liability adjustment.
(2)	For the initial year of application, the adjustments are not reflected on the consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

4) Consolidated Statements of Comprehensive Income

<Before retrospective application>

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	Millions of yen	Millions of yen	Millions of yen
Net income	63,665	66,226	175,828
Other comprehensive income(1):
Change in cumulative translation adjustments, net of tax	24,276	6,898	38,018
Defined benefit pension plans:
Pension liability adjustment(2)	215	693	(608)
Deferred income taxes	(147)	(293)	221

Total	68	400	(387)

Total other comprehensive income	24,344	7,298	37,631

Comprehensive income	88,009	73,524	213,459

(1)	Adjustments due to the initial adoption of SFAS 158 are not reflected on the consolidated statements of comprehensive income.
(2)	The amounts of Pension liability adjustment for the six months ended September 30, 2006 and for the year ended March 31, 2007 are minimum pension liability adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

<After retrospective application>

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	Millions of yen	Millions of yen	Millions of yen
Net income	63,665	64,231	175,828
Other comprehensive income(1):
Change in cumulative translation adjustments, net of tax	24,276	5,472	38,018
Defined benefit pension plans:
Pension liability adjustment(2)	215	693	(608)
Deferred income taxes	(147)	(293)	221

Total	68	400	(387)

Total other comprehensive income	24,344	5,872	37,631

Comprehensive income	88,009	70,103	213,459

(1)	Adjustments due to the initial adoption of SFAS 158 are not reflected on the consolidated statements of comprehensive income.
(2)	The amounts of Pension liability adjustment for the six months ended September 30, 2006 and for the year ended March 31, 2007 are minimum pension liability adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

5) Consolidated Statements of Cash Flows

<Before retrospective application>

	Notes	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
		Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:
Net income		63,665	66,226	175,828
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization		24,243	31,757	50,432
Loss on investments in equity securities		20,553	24,756	20,103
Deferred income tax benefit		(3,094)	(107,286)	(256)
Changes in operating assets and liabilities:
Time deposits		(40,169)	(413,006)	24,395
Deposits with stock exchanges and other segregated cash		(8,613)	(51,972)	(30,186)
Trading assets and private equity investments		1,165,486	1,599,032	1,039,123
Trading liabilities		(2,485,422)	751,368	(1,986,980)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase		1,439,454	(1,707,073)	1,243,337
Securities borrowed, net of securities loaned		1,408,199	(1,204,864)	(177,234)
Other secured borrowings		(1,719,363)	951,733	(1,612,879)
Loans and receivables, net of allowance for doubtful accounts		(815,525)	(589,575)	95,843
Payables		(157,594)	(121,164)	(154,665)
Accrued income taxes, net		(170,424)	74,818	(184,036)
Other, net		(111,195)	29,182	(129,981)

Net cash used in operating activities		(1,389,799)	(666,068)	(1,627,156)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities		(32,795)	(79,933)	(101,784)
Proceeds from sales of office buildings, land, equipment and facilities		142	6,420	634
Payments for purchases of investments in equity securities		(5,602)	(641)	(9,284)
Proceeds from sales of investments in equity securities		8,800	4,565	25,109
Increase in Loans receivable at banks, net		(52,792)	(54,010)	(73,611)
Increase in non-trading debt securities, net		(13,291)	(33,476)	(37,861)
Business dispositions or acquisitions, net		16,312	11,576	(172,019)
Decrease (increase) in investments in affiliated companies, net		(64,679)	1,298	(164,700)
Other, net		(380)	(1,237)	(297)

Net cash used in investing activities		(144,285)	(145,438)	(533,813)

Cash flows from financing activities:
Increase in long-term borrowings		1,187,261	1,611,754	2,736,688
Decrease in long-term borrowings		(389,097)	(805,668)	(1,451,500)
Increase in short-term borrowings, net		132,605	248,861	377,788
Increase in deposits received at banks, net		20,299	71,445	17,947
Proceeds from sales of common stock		1,067	628	2,379
Payments for repurchases of common stock		(81)	(102)	(204)
Payments for cash dividends		(83,876)	(54,395)	(114,395)

Net cash provided by financing activities		868,178	1,072,523	1,568,703

Effect of exchange rate changes on cash and cash equivalents		4,749	(10,641)	10,333

Net increase (decrease) in cash and cash equivalents		(661,157)	250,376	(581,933)
Cash and cash equivalents at beginning of the period		991,961	410,028	991,961

Cash and cash equivalents at end of the period		330,804	660,404	410,028

Supplemental information:
Cash paid during the period for-
Interest		467,659	631,180	1,056,820
Income tax payments, net		216,343	62,617	330,222

Non cash activities—

Business acquisitions

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥14,821 million and ¥17,360 million, respectively, for the six months ended September 30, 2006. There were no business acquisitions for the six months ended September 30, 2007. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥344,299 million and ¥151,106 million, respectively, for the year ended March 31, 2007.

Business disposition

Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥5,616 million and ¥6,983 million, respectively, for the six months ended September 30, 2006. Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥14,660 million and ¥8,523 million, respectively, for the six months ended September 30, 2007. Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥7,958 million and ¥8,211 million, respectively, for the year ended March 31, 2007.

Reclassifications—

All prior year amounts have been reclassified to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

<After retrospective application>

	Notes	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
		Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:
Net income		63,665	64,231	175,828
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization		24,243	30,201	50,432
Loss on investments in equity securities		20,553	24,756	20,103
Deferred income tax benefit		(3,094)	(103,221)	(256)
Changes in operating assets and liabilities:
Time deposits		(40,169)	(411,300)	24,395
Deposits with stock exchanges and other segregated cash		(8,613)	(52,101)	(30,186)
Trading assets and private equity investments		1,165,486	1,694,369	1,039,123
Trading liabilities		(2,485,422)	751,368	(1,986,980)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase		1,439,454	(1,707,073)	1,243,337
Securities borrowed, net of securities loaned		1,408,199	(1,204,864)	(177,234)
Other secured borrowings		(1,719,363)	951,733	(1,612,879)
Loans and receivables, net of allowance for doubtful accounts		(815,525)	(590,025)	95,843
Payables		(157,594)	(124,305)	(154,665)
Accrued income taxes, net		(170,424)	69,590	(184,036)
Other, net		(111,195)	6,384	(129,981)

Net cash used in operating activities		(1,389,799)	(600,257)	(1,627,156)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities		(32,795)	(74,855)	(101,784)
Proceeds from sales of office buildings, land, equipment and facilities		142	1,171	634
Payments for purchases of investments in equity securities		(5,602)	(641)	(9,284)
Proceeds from sales of investments in equity securities		8,800	4,565	25,109
Increase in Loans receivable at banks, net		(52,792)	(54,010)	(73,611)
Increase in non-trading debt securities, net		(13,291)	(30,324)	(37,861)
Business dispositions or acquisitions, net		16,312	—	(172,019)
Increase in investments in affiliated companies, net		(64,679)	(12,571)	(164,700)
Other, net		(380)	(909)	(297)

Net cash used in investing activities		(144,285)	(167,574)	(533,813)

Cash flows from financing activities:
Increase in long-term borrowings		1,187,261	1,564,604	2,736,688
Decrease in long-term borrowings		(389,097)	(802,663)	(1,451,500)
Increase in short-term borrowings, net		132,605	248,642	377,788
Increase in deposits received at banks, net		20,299	72,467	17,947
Proceeds from sales of common stock		1,067	628	2,379
Payments for repurchases of common stock		(81)	(102)	(204)
Payments for cash dividends		(83,876)	(54,395)	(114,395)

Net cash provided by financing activities		868,178	1,029,181	1,568,703

Effect of initial adoption of SOP 07-1 on cash and cash equivalents		—	(38,427)	—
Effect of exchange rate changes on cash and cash equivalents		4,749	(10,641)	10,333

Net increase (decrease) in cash and cash equivalents		(661,157)	212,282	(581,933)
Cash and cash equivalents at beginning of the period		991,961	410,028	991,961

Cash and cash equivalents at end of the period		330,804	622,310	410,028

Supplemental information:
Cash paid during the period for-
Interest		467,659	630,958	1,056,820
Income tax payments, net		216,343	58,751	330,222

Non cash activities—

Business acquisitions

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥14,821 million and ¥17,360 million, respectively, for the six months ended September 30, 2006. There were no business acquisitions for the six months ended September 30, 2007. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥344,299 million and ¥151,106 million, respectively, for the year ended March 31, 2007.

Business dispositions

Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥5,616 million and ¥6,983 million, respectively, for the six months ended September 30, 2006. There were no business dispositions for the six months ended September 30, 2007. Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥7,958 million and ¥8,211 million, respectively, for the year ended March 31, 2007.

Reclassifications—

All prior year amounts have been reclassified to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements]

1. Basis of accounting:

<Before retrospective application>

(Omitted)

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or pursuant to Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised in 2003. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

(Not applicable)

(Omitted)

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, compare to Japanese GAAP, the difference has a positive impact of ¥4,652 million and a positive impact of 5,670 million on income before income taxes for the six months ended September 30, 2007 and for the year ended March 31, 2007. The impact on income before income taxes for the six months ended September 30, 2006 was not so significant.

(Omitted)

<After retrospective application>

(Omitted)

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or pursuant to Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised in 2003. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

Also under U.S. GAAP, Investment Company is defined in the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide (“guide”), and all investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings. Under Japanese GAAP, if their equity investments are for the purpose of incubation businesses, as its operating activities, reporting entities which are venture capitals are able to regard their investees as other than subsidiaries even in conditions that their investees shall be deemed their subsidiaries.

(Omitted)

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, compare to Japanese GAAP, the difference has a positive impact of ¥5,427 million and a positive impact of 5,670 million on income before income taxes for the six months ended September 30, 2007 and for the year ended March 31, 2007. The impact on income before income taxes for the six months ended September 30, 2006 was not so significant.

(Omitted)

2. Summary of accounting policies:

<Before retrospective application>

(Omitted)

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (VIE) or not in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Therefore, the Company consolidates these entities in which it has a majority voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the qualifying special purpose entities “QSPE” criteria in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

(Not applicable)

(Omitted)

Private equity business—

The investments in private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to as “private equity entities.”

(Omitted)

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

(Not applicable)

Depreciation (including charge to income resulting from amortization of assets recorded under capital leases) is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 10 years
Software	5 years

Depreciation and amortization are included in Information processing and communications in the amount of ¥19,061 million, ¥23,256 million and ¥39,265 million, and are included in Occupancy and related depreciation in the amount of ¥5,183 million, ¥8,501 million and ¥11,167 million for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007, respectively.

(Omitted)

Investments in equity securities and non-trading debt securities—

(Omitted)

Investments in equity securities for other than operating purposes included investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other. Such investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥13,279 million and ¥10,060 million, respectively, at September 30, 2006, ¥16,997 million and ¥8,682 million, respectively, at September 30, 2007 and ¥34,895 million and ¥9,763 million, respectively, at March 31, 2007. (Not applicable)

(Omitted)

New accounting pronouncements—

(Omitted)

Accounting for Investment companies

In June 2007, the AICPA issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting, for those entities that are investment companies under this SOP. However, the FASB proposed an indefinite postponement to the adoption of this SOP. After the conclusion of its discussion, Nomura will assess the impact of adopting SOP 07-1 on Nomura’s consolidated financial statements.

<After retrospective application>

(Omitted)

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (VIE) or not in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Therefore, the Company consolidates these entities in which it has a majority voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the qualifying special purpose entities “QSPE” criteria in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

The Company designates certain entities in which Nomura operates the investment business as investment companies in accordance with AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

(Omitted)

Private equity business—

Before the application of SOP 07-1, for the six months ended September 30, 2006 and for the year ended March 31, 2007, certain investments in private equity business were consolidated and these investments were referred to as “private equity entities.”

(Omitted)

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, (deleted), which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

For the period before the application of SOP 07-1, that is, the six months ended September 30, 2006 and the year ended March 31, 2007, the amount includes land, equipment and facilities which were held by private equity entities. See “Note 2 New accounting pronouncements— Accounting for Investment companies” for further information regarding SOP 07-1.

Depreciation (including charge to income resulting from amortization of assets recorded under capital leases) is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 10 years
Software	5 years

Depreciation and amortization are included in Information processing and communications in the amount of ¥19,061 million, ¥23,220 million and ¥39,265 million, and are included in Occupancy and related depreciation in the amount of ¥5,183 million, ¥6,981 million and ¥11,167 million for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007, respectively.

(Omitted)

Investments in equity securities and non-trading debt securities—

(Omitted)

Investments in equity securities for other than operating purposes (deleted) are included in the consolidated balance sheets in Other assets—Other. Such investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥13,279 million and ¥10,060 million, respectively, at September 30, 2006, ¥9,609 million and ¥8,512 million, respectively, at September 30, 2007 and ¥34,895 million and ¥9,763 million, respectively, at March 31, 2007. For the period before the application of SOP 07-1, that is, the six months ended September 30, 2006 and the year ended March 31, 2007, the amount includes land, equipment and facilities which were held by private equity entities. See “Note 2 New accounting pronouncements— Accounting for Investment companies” for further information regarding SOP 07-1.

(Omitted)

New accounting pronouncements—

(Omitted)

Accounting for Investment companies

AICPA issued SOP 07-1 in June 2007. SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. All investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings.

Despite that SOP 07-1 was aimed to be effective for fiscal years beginning on or after December 15, 2007, the FASB issued Staff Position No. SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”), which indefinitely deferred SOP 07-1. However, FSP SOP 07-1-1 permits continuous application of SOP 07-1 for entities that early adopted SOP 07-1.

Nomura decided early adoption of SOP 07-1 on December 14, 2007 and designated certain entities, including Nomura Principal Finance Co., Ltd. and Terra Firma Capital Partners I as investment companies. As our adoption of SOP 07-1 was made in other than the first interim period of the year of change, the change is reported by retrospective application to the previous interim periods of the year pursuant to SOP 07-1. And the adjusted amount due to the initial adoption was recorded in the retained earnings as of the beginning of the year.

3. Trading assets and Trading liabilities:

Trading assets, including ones that are disclosed parenthetically as Securities pledged as collateral, and Trading liabilities are classified as follows:

<Before retrospective application>

	Millions of yen		Millions of yen
	September 30		March 31
	2006	2007	2007
	Trading assets	Trading assets	Trading assets
Equities and convertible bonds	¥3,170,997	¥2,632,139	¥3,088,440
Government and government agency bonds	4,979,243	4,264,199	5,200,419
Bank and corporate debt securities	1,806,848	1,794,573	2,065,509
Commercial paper and certificates of deposit	205,698	265,737	382,801
Mortgage and mortgage-backed securities	1,335,354	1,024,767	1,109,058
Beneficiary certificates and other	223,018	195,656	154,962
Derivative contracts	761,019	1,161,505	829,637

	¥12,482,177	¥11,338,576	¥12,830,826

(Omitted)

<After retrospective application>

	Millions of yen		Millions of yen
	September 30		March 31
	2006	2007	2007
	Trading assets	Trading assets	Trading assets
Equities and convertible bonds	¥3,170,997	¥2,622,862	¥3,088,440
Government and government agency bonds	4,979,243	4,264,199	5,200,419
Bank and corporate debt securities	1,806,848	1,794,573	2,065,509
Commercial paper and certificates of deposit	205,698	265,737	382,801
Mortgage and mortgage-backed securities	1,335,354	1,024,767	1,109,058
Beneficiary certificates and other	223,018	195,656	154,962
Derivative contracts	761,019	1,161,505	829,637

	¥12,482,177	¥11,329,299	¥12,830,826

(Omitted)

4. Variable Interest Entities (VIEs):

<Before retrospective application>

(Omitted)

As permitted by FIN 46-R, Nomura has not applied its provisions to non-registered investment companies that account for their investments in accordance with the Audit Guide. FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide these entities with a permanent scope exception from the application of FIN 46-R upon adoption of the Investment Company SOP 07-1 if the requirements of SOP 07-1 are met. However, FASB decided to defer indefinitely the effective date of SOP 07-1, and so, Nomura suspends to evaluate which entities meet SOP 07-1’s requirements until FASB reach some consensus. The most significant of these entities are the investments managed and controlled by Terra Firma Investments (GP) Limited (collectively referred to as “Terra Firma investments”) which is independent of Nomura and the general partner of Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business. On March 27, 2002, Nomura restructured its Principal Finance Group and, as a result, contributed its investments in certain of its remaining investee companies to TFCP I. Nomura’s interest in these investments totals ¥174 billion, which is already recorded on the consolidated balance sheet at September 30, 2007. This amount represents Nomura’s maximum exposure to loss at that date. Depending on the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R for such entities will not materially change Nomura’s economic exposure with respect to these investments.

<After retrospective application>

(Omitted)

Despite that SOP 07-1 was aimed to be effective for fiscal years beginning on or after December 15, 2007, the Financial Accounting Standards Boards (FASB) issued Staff Position No. SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”), which indefinitely deferred SOP 07-1. However, FSP SOP 07-1-1 permits continuous application of SOP 07-1 for entities that early adopted SOP 07-1.

Nomura decided early adoption of SOP 07-1 on December 14, 2007 and designated certain entities, including Nomura Principal Finance Co., Ltd. and Terra Firma Capital Partners I as investment companies. FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide those entities that meet criteria for investment companies under SOP 07-1 with a permanent scope exception from the application of FIN 46-R.

5. Other assets – Other / Other liabilities – Other:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

<Before retrospective application>

	Millions of yen
	September 30		March 31
	2006	2007	2007
Other assets-Other:
Securities received as collateral	¥105,316	¥364,512	¥309,571
Goodwill and other intangible assets	13,575	171,303	177,481
Deferred tax assets	142,178	239,436	156,255
Investments in equity securities for other than operating purposes	23,339	25,679	44,658
Other	181,580	187,848	181,541

Total	465,988	988,778	869,506

Other liabilities:
Obligation to return securities received as collateral	¥105,316	¥364,512	¥309,571
Accrued income taxes	32,253	92,575	27,923
Other accrued expenses	259,800	306,500	344,274
Minority interests	27,475	39,384	37,040
Other	68,780	97,789	126,714

Total	493,624	900,760	845,522

<After retrospective application>

	Millions of yen
	September 30		March 31
	2006	2007	2007
Other assets-Other:
Securities received as collateral	¥105,316	¥364,512	¥309,571
Goodwill and other intangible assets	13,575	120,244	177,481
Deferred tax assets	142,178	234,627	156,255
Investments in equity securities for other than operating purposes	23,339	18,121	44,658
Other	181,580	160,286	181,541

Total	465,988	897,790	869,506

Other liabilities:
Obligation to return securities received as collateral	¥105,316	¥364,512	¥309,571
Accrued income taxes	32,253	85,236	27,923
Other accrued expenses	259,800	296,047	344,274
Minority interests	27,475	20,840	37,040
Other	68,780	65,316	126,714

Total	493,624	831,951	845,522

6. Long-term borrowings:

Long-term borrowings of Nomura at September 30, 2006 and 2007 and March 31, 2007 are shown below:

<Before retrospective application>

	Millions of yen
	September 30		March 31
	2006	2007	2007
Long-term borrowings:
Long-term loans from banks and other financial institutions	¥959,145	¥1,317,499	¥1,144,932
Bonds and notes issued(1)	2,910,016	3,616,947	3,381,502
Trading balances of secured borrowings	565,297	882,404	476,456

Total	¥4,434,458	¥5,816,850	¥5,002,890

(1)	Include hybrid financial instruments at fair value of ¥26,996 million at September 30, 2006, ¥79,353 million at September 30, 2007 and ¥20,545 million at March 31, 2007 based on SFAS 155.

Long-term borrowings consisted of the following:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Debt issued by the Company	¥849,637	¥1,278,209	¥1,084,873
Debt issued by subsidiaries – guaranteed by the Company	2,414,725	2,813,297	2,710,533
Debt issued by subsidiaries – not guaranteed by the Company(1)	1,170,096	1,725,344	1,207,484

Total	¥4,434,458	¥5,816,850	¥5,002,890

(1)	Includes trading balances of secured borrowings.

(Omitted)

<After retrospective application>

	Millions of yen
	September 30		March 31
	2006	2007	2007
Long-term borrowings:
Long-term loans from banks and other financial institutions	¥959,145	¥1,252,261	¥1,144,932
Bonds and notes issued(1)	2,910,016	3,614,577	3,381,502
Trading balances of secured borrowings	565,297	883,568	476,456

Total	¥4,434,458	¥5,750,406	¥5,002,890

(1)	Include hybrid financial instruments at fair value of ¥26,996 million at September 30, 2006, ¥79,353 million at September 30, 2007 and ¥20,545 million at March 31, 2007 based on SFAS 155.

Long-term borrowings consisted of the following:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Debt issued by the Company	¥849,637	¥1,278,209	¥1,084,873
Debt issued by subsidiaries – guaranteed by the Company	2,414,725	2,813,297	2,710,533
Debt issued by subsidiaries – not guaranteed by the Company(1)	1,170,096	1,658,900	1,207,484

Total	¥4,434,458	¥5,750,406	¥5,002,890

(1)	Includes trading balances of secured borrowings.

(Omitted)

7. Assets pledged:

<Before retrospective application>

(Omitted)

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Loans and receivables	¥48,705	¥87,382	¥50,473
Trading securities	1,633,587	2,141,091	1,423,113
Office buildings, land, equipment and facilities	14,556	35,693	13,504
Non-trading debt securities	59,038	69,273	77,257
Other	1,695	2,032	7,084

	¥1,757,581	¥2,335,471	¥1,571,431

(Omitted)

<After retrospective application>

(Omitted)

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Loans and receivables	¥48,705	¥87,379	¥50,473
Trading securities	1,633,587	2,141,091	1,423,113
Office buildings, land, equipment and facilities	14,556	20,868	13,504
Non-trading debt securities	59,038	69,273	77,257
Other	1,695	1,191	7,084

	¥1,757,581	¥2,319,802	¥1,571,431

(Omitted)

8. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

<Before retrospective application>

	Millions of yen except per share data presented in yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Basic—
Income from applicable to common stock	¥63,665	¥66,226	¥175,828

Weighted average number of shares outstanding	1,905,579,864	1,908,270,970	1,906,011,723

Net income	¥33.41	¥34.70	¥92.25

Diluted—
Net income applicable to common stock	¥63,663	¥66,223	¥175,819

Weighted average number of shares outstanding used in diluted EPS computations	1,910,111,666	1,914,362,429	1,911,093,936

Net income	¥33.33	¥34.59	¥92.00

(Omitted)

<After retrospective application>

	Millions of yen except per share data presented in yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Basic—
Income from applicable to common stock	¥63,665	¥64,231	¥175,828

Weighted average number of shares outstanding	1,905,579,864	1,908,270,970	1,906,011,723

Net income	¥33.41	¥33.66	¥92.25

Diluted—
Net income applicable to common stock	¥63,663	¥64,228	¥175,819

Weighted average number of shares outstanding used in diluted EPS computations	1,910,111,666	1,914,362,429	1,911,093,936

Net income	¥33.33	¥33.55	¥92.00

(Omitted)

13. Credit and investment commitments, contingencies and guarantees:

<Before retrospective application>

(Omitted)

Lease—

(Omitted)

Presented below is a schedule of future minimum lease payments under capital leases as of September 30, 2007:

Millions of yen
September 30, 2007
Year ending September 30,
2008	¥1,826
2009	1,509
2010	1,101
2011	874
2012	571
2013 and thereafter	743

Total minimum lease payments	6,624
Less: Amount representing interest	(1)

Present value of minimum lease payments	¥6,623

Office buildings, land, equipment and facilities on the consolidated balance sheet includes capital leases in the amount of ¥7,471 million at September 30, 2007.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of September 30, 2007:

Millions of yen
September 30, 2007
Year ending September 30,
2008	¥13,272
2009	10,973
2010	9,393
2011	8,420
2012	6,463
2013 and thereafter	19,086

Total minimum lease payments	67,607
Less: Sublease rental income	(21,021)

Net minimum lease payments	¥46,586

(Omitted)

Guarantees—

(Omitted)

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Derivative contracts(1)	¥35,160,996	¥65,615,626	¥49,618,605
Standby letters of credit and other guarantees(2)	7,191	8,114	18,509

(1)	Carrying value of the derivative contracts were ¥924,082 million, ¥1,522,939 million and ¥972,547 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.
(2)	Carrying value of the standby letters of credit and other guarantees were ¥1,503 million, ¥1,185 million and ¥1,373 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.

<After retrospective application>

(Omitted)

Lease—

(Omitted)

Presented below is a schedule of future minimum lease payments under capital leases as of September 30, 2007:

	Millions of yen
	September 30, 2007
Year ending September 30,
2008	¥351
2009	253
2010	105
2011	58
2012	19
2013 and thereafter	0

(Deleted)	(Deleted	)
(Deleted)	(Deleted	)

Present value of minimum lease payments(1)	¥786

(1)    As interest is not material, it is not shown separately.

Office buildings, land, equipment and facilities on the consolidated balance sheet includes capital leases in the amount of ¥1,059 million at September 30, 2007.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of September 30, 2007:

Millions of yen
September 30, 2007
Year ending September 30,
2008	¥13,243
2009	10,924
2010	9,393
2011	8,420
2012	6,463
2013 and thereafter	19,086

Total minimum lease payments	67,529
Less: Sublease rental income	(21,021)

Net minimum lease payments	¥46,508

(Omitted)

Guarantees—

(Omitted)

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Derivative contracts(1)	¥35,160,996	¥65,615,626	¥49,618,605
Standby letters of credit and other guarantees(2)	7,191	7,591	18,509

(1)	Carrying value of the derivative contracts were ¥924,082 million, ¥1,522,939 million and ¥972,547 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.
(2)	Carrying value of the standby letters of credit and other guarantees were ¥1,503 million, ¥1,185 million and ¥1,373 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.

14. Segment and geographic information:

Operating segments—

    <Before retrospective application>

(Omitted)

•

The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Merchant Banking. These investments are accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP. The impact of consolidating and deconsolidating these investments is not included in the segment information but is described in the reconciliation table.

(Omitted)

Business segments’ results for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2006
Non-interest revenue	¥197,495	¥101,350	¥47,530	¥62,141	¥39,939	¥(9,228)	¥439,227
Net interest revenue	2,632	16,024	966	(5,477)	1,551	10,576	26,272

Net revenue	200,127	117,374	48,496	56,664	41,490	1,348	465,499
Non-interest expenses	129,417	106,648	26,653	5,384	25,200	20,056	313,358

Income (loss) before income taxes	¥70,710	¥10,726	¥21,843	¥51,280	¥16,290	¥(18,708)	¥152,141

Six months ended September 30, 2007
Non-interest revenue	¥221,852	¥160,190	¥46,245	¥57,475	¥47,854	¥24,657	¥558,273
Net interest revenue	3,248	(34,518)	1,307	(5,610)	2,239	27,759	(5,575)

Net revenue	225,100	125,672	47,552	51,865	50,093	52,416	552,698
Non-interest expenses	142,339	167,319	30,736	6,337	30,213	55,206	432,150

Income (loss) before income taxes	¥82,761	¥(41,647)	¥16,816	¥45,528	¥19,880	¥(2,790)	¥120,548

Year ended March 31, 2007
Non-interest revenue	¥434,701	¥285,088	¥97,427	¥77,325	¥87,241	¥52,298	¥1,034,080
Net interest revenue	5,417	4,940	1,760	(12,356)	2,865	21,040	23,666

Net revenue	440,118	290,028	99,187	64,969	90,106	73,338	1,057,746
Non-interest expenses	279,253	231,222	54,783	12,153	53,649	49,397	680,457

Income (loss) before income taxes	¥160,865	¥58,806	¥44,404	¥52,816	¥36,457	¥23,941	¥377,289

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Net (loss) on trading related to economic hedging transactions	¥(25,418)	¥(11,617)	¥(38,383)
Realized gain on investments in equity securities held for relationship purpose	4,898	1,326	18,129
Equity in earnings of affiliates	9,445	7,684	53,169
Corporate items	(3,456)	(21,939)	(11,111)
Others	(4,177)	21,756	2,137

Total	¥(18,708)	¥(2,790)	¥(23,941)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income before income taxes in the consolidated income statements.

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Net revenue	¥465,499	¥552,698	¥1,057,746
Unrealized gain (loss) on investments in equity securities held for operating purpose	(25,451)	(26,082)	(38,232)
Effect of consolidation/deconsolidation of the private equity investee companies	16,864	74,321	71,587

Consolidated net revenue	¥456,912	¥600,937	¥1,091,101

Non-interest expenses	¥313,358	¥432,150	¥680,457
Unrealized gain (loss) on investments in equity securities held for operating purpose	—	—	—
Effect of consolidation/deconsolidation of the private equity investee companies	37,063	72,413	88,886

Consolidated non-interest expenses	¥350,421	¥504,563	¥769,343

Income before income taxes	¥152,141	¥120,548	¥377,289
Unrealized gain (loss) on investments in equity securities held for operating purpose	(25,451)	(26,082)	(38,232)
Effect of consolidation/deconsolidation of the private equity investee companies	(20,199)	1,908	(17,299)

Consolidated income before income taxes	¥106,491	¥96,374	¥321,758

<After retrospective application>

(Omitted)

•

The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Merchant Banking. On the other hand, these investments are accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP for the six months ended September 30, 2006 and for the year ended March 31,2007. The impact of consolidating and deconsolidating these investments is not included in the segment information but is described in the reconciliation table. With the application of SOP 07-1, all investments made by investment companies within the scope of the guide are carried at fair value for the six months ended September 30, 2007, with changes in fair value recognized in the non-interest revenue line under Global Merchant Banking treated the same way as management reporting.

(Omitted)

Business segments’ results for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2006
Non-interest revenue	¥197,495	¥101,350	¥47,530	¥62,141	¥39,939	¥(9,228)	¥439,227
Net interest revenue	2,632	16,024	966	(5,477)	1,551	10,576	26,272

Net revenue	200,127	117,374	48,496	56,664	41,490	1,348	465,499
Non-interest expenses	129,417	106,648	26,653	5,384	25,200	20,056	313,358

Income (loss) before income taxes	¥70,710	¥10,726	¥21,843	¥51,280	¥16,290	¥(18,708)	¥152,141

Six months ended September 30, 2007
Non-interest revenue	¥221,852	¥160,190	¥46,245	¥57,475	¥47,854	¥19,142	¥552,758
Net interest revenue	3,248	(34,518)	1,307	(5,610)	2,239	28,160	(5,174)

Net revenue	225,100	125,672	47,552	51,865	50,093	47,302	547,584
Non-interest expenses	142,339	167,319	30,736	6,337	30,213	55,206	432,150

Income (loss) before income taxes	¥82,761	¥(41,647)	¥16,816	¥45,528	¥19,880	¥(7,904)	¥115,434

Year ended March 31, 2007
Non-interest revenue	¥434,701	¥285,088	¥97,427	¥77,325	¥87,241	¥52,298	¥1,034,080
Net interest revenue	5,417	4,940	1,760	(12,356)	2,865	21,040	23,666

Net revenue	440,118	290,028	99,187	64,969	90,106	73,338	1,057,746
Non-interest expenses	279,253	231,222	54,783	12,153	53,649	49,397	680,457

Income (loss) before income taxes	¥160,865	¥58,806	¥44,404	¥52,816	¥36,457	¥23,941	¥377,289

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Net (loss) on trading related to economic hedging transactions	¥(25,418)	¥(11,617)	¥(38,383)
Realized gain on investments in equity securities held for relationship purpose	4,898	1,326	18,129
Equity in earnings of affiliates	9,445	7,684	53,169
Corporate items	(3,456)	(21,939)	(11,111)
Others	(4,177)	16,642	2,137

Total	¥(18,708)	¥(7,904)	¥(23,941)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income before income taxes in the consolidated income statements.

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Net revenue	¥465,499	¥547,584	¥1,057,746
Unrealized gain (loss) on investments in equity securities held for operating purpose	(25,451)	(26,082)	(38,232)
Effect of consolidation/deconsolidation of the private equity investee companies	16,864	—	71,587

Consolidated net revenue	¥456,912	¥521,502	¥1,091,101

Non-interest expenses	¥313,358	¥432,150	¥680,457
Unrealized gain (loss) on investments in equity securities held for operating purpose	—	—	—
Effect of consolidation/deconsolidation of the private equity investee companies	37,063	—	88,886

Consolidated non-interest expenses	¥350,421	¥432,150	¥769,343

Income before income taxes	¥152,141	¥115,434	¥377,289
Unrealized gain (loss) on investments in equity securities held for operating purpose	(25,451)	(26,082)	(38,232)
Effect of consolidation/deconsolidation of the private equity investee companies	(20,199)	—	(17,299)

Consolidated income before income taxes	¥106,491	¥89,352	¥321,758

Geographic information—

<Before retrospective application>

(Omitted)

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Net revenue:
Americas	¥57,275	¥(791)	¥99,476
Europe	54,941	120,124	96,507
Asia and Oceania	7,867	22,774	24,906

Sub-total	120,083	142,107	220,889
Japan	336,829	458,830	870,212

Consolidated	¥456,912	¥600,937	¥1,091,101

Income (loss) before income taxes:
Americas	¥1,525	¥(120,177)	¥(38,876)
Europe	14,448	62,244	17,042
Asia and Oceania	(642)	7,574	2,922

Sub-total	15,331	(50,359)	(18,912)
Japan	91,160	146,733	340,670

Consolidated	¥106,491	¥96,374	¥321,758

	Millions of yen
	September 30		March 31
	2006	2007	2007
Long-lived assets:
Americas	¥11,577	¥122,076	¥134,200
Europe	60,599	68,334	66,586
Asia and Oceania	6,390	14,023	7,962

Sub-total	78,566	204,433	208,748
Japan	291,207	419,336	394,838

Consolidated	¥369,773	¥623,769	¥603,586

(Omitted)

<After retrospective application>

(Omitted)

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Net revenue:
Americas	¥57,275	¥(2,594)	¥99,476
Europe	54,941	117,686	96,507
Asia and Oceania	7,867	20,244	24,906

Sub-total	120,083	135,336	220,889
Japan	336,829	386,166	870,212

Consolidated	¥456,912	¥521,502	¥1,091,101

Income (loss) before income taxes:
Americas	¥1,525	¥(120,355)	¥(38,876)
Europe	14,448	61,982	17,042
Asia and Oceania	(642)	8,571	2,922

Sub-total	15,331	(49,802)	(18,912)
Japan	91,160	139,154	340,670

Consolidated	¥106,491	¥89,352	¥321,758

	Millions of yen
	September 30		March 31
	2006	2007	2007
Long-lived assets:
Americas	¥11,577	¥118,617	¥134,200
Europe	60,599	65,492	66,586
Asia and Oceania	6,390	8,165	7,962

Sub-total	78,566	192,274	208,748
Japan	291,207	313,153	394,838

Consolidated	¥369,773	¥505,427	¥603,586

(Omitted)

Semiannual Audit Report of Independent Auditors

April 25, 2008

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the amended consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the semiannual period (from April 1, 2007 to September 30, 2007) within the fiscal period from April 1, 2007 to March 31, 2008 which include the consolidated semiannual balance sheet, and the consolidated semiannual statements of income, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Law. These amended consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these amended consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the amended consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the amended consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2007, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2007 to September 30, 2007) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the amended consolidated semiannual financial statements).

Additional information

As described in Grounds for Amendment to the Interim Report and Note 2 of the amended consolidated semiannual financial statements, the Company decided early adoption of the American Institute of Certified Public Accountants Statement of Position 07-1 (the “SOP”) on December 14, 2007. As a result of the early adoption, the SOP was applied retrospectively from the beginning of the year, and the Company issued the amended consolidated semiannual financial statements.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company maintains the original report.